CARL M. HENNIG, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 14509 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carl M. Hennig, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

206 North Main Street
(No. and Street)

| Oshkosh | WI | 54901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Scot A. Harenburg | (920)-231-6630 | |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

| 20646 Abbey Woods Ct. N, Ste. 201 | Frankfort | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/21/2010 | 5376 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Scot A. Harenburg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carl M. Hennig, Inc., as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER BOYD
NOTARY PUBLIC
STATE OF WISCONSIN

Signature: Scot Harenburg

Title: PRESIDENT

Notary Public exp. 12/14/27

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CARL M. HENNIG, INC.

## CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
  STATEMENT OF FINANCIAL CONDITION
  STATEMENT OF INCOME
  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION
  SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  EXEMPTION REPORT



## CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Carl M. Hennig, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. (the "Company") as of September 30, 2023, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carl M. Hennig, Inc. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Carl M. Hennig, Inc.'s auditor since 1988.

*DeMarco Sciaccotta Wilkens & Dunleavy LLP*

Frankfort, Illinois
December 19, 2023

# CARL M. HENNIG, INC.

## STATEMENT OF FINANCIAL CONDITION

### SEPTEMBER 30, 2023

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 177,526 |
| Receivable from broker/dealers | | 102,335 |
| Securities owned, at fair value | | 575,948 |
| Deferred income tax asset | | 26,375 |
| Furniture, equipment and leasehold improvements, at cost, net of $260,677 accumulated depreciation and amortization | | 216 |
| Goodwill | | 125,000 |
| **TOTAL ASSETS** | | **$ 1,007,400** |

### LIABILITIES AND SHAREHOLDERS' EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable | $ | 60,000 |
| Compensation and commissions payable | | 164,237 |
| Accrued profit sharing contribution | | 67,981 |
| Income tax payable | | 9,413 |
| Total Liabilities | | 301,631 |

**SHAREHOLDERS' EQUITY**

| | |
|---|---:|
| Common stock, no par value; authorized 2,000 shares; issued and outstanding 800 shares | 80,000 |
| Additional paid in capital | 225,000 |
| Retained earnings | 400,769 |
| Total Shareholders' Equity | 705,769 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 1,007,400** |

The accompanying notes are an integral part of these financial statements.

# CARL M. HENNIG, INC.

## STATEMENT OF INCOME

## YEAR ENDED SEPTEMBER 30, 2023

**REVENUE**

| | |
|---|---:|
| Commissions | $ 1,098,949 |
| 12b-1 Revenue | 117,240 |
| Interest income | 266,100 |
| Advisory fees | 99,719 |
| Net dealer trading and investment losses | (279,051) |
| Other | 61,952 |
| **Total Revenue** | 1,364,909 |

**EXPENSES**

| | |
|---|---:|
| Commissions, other compensation and related benefits | 1,259,887 |
| Clearing and execution charges | 63,588 |
| Occupancy | 53,815 |
| Communications and quotation expense | 80,883 |
| Other expenses | 228,227 |
| **Total Expenses** | 1,686,400 |

| | |
|---|---:|
| Loss Before Income Tax Provision | (321,491) |
| Income Tax Benefit | 81,852 |
| **NET LOSS** | $ (239,639) |

The accompanying notes are an integral part of these financial statements.

# CARL M. HENNIG, INC.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

## YEAR ENDED SEPTEMBER 30, 2023

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| Balance-Beginning of Year | $ 80,000 | $ 225,000 | $ 640,408 | $ 945,408 |
| Net Loss |  |  | (239,639) | (239,639) |
| BALANCE-END OF YEAR | $ 80,000 | $ 225,000 | $ 400,769 | $ 705,769 |

The accompanying notes are an integral part of these financial statements.


CARL M. HENNIG, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2023


| | |
|---|---:|
| **Cash Flows from Operating Activities** | |
| Net Loss | $ (239,639) |
| Adjustments: | |
| Depreciation and amortization | 9,652 |
| Decrease in receivable from broker/dealers | 30,251 |
| Increase in accounts payable | 50,000 |
| Decrease in securities owned | 39,067 |
| Decrease in income tax payable | (69,008) |
| Increase in deferred tax asset | (26,375) |
| Increase in compensation and commissions payable | 115,842 |
| Increase in accrued profit sharing | 7,406 |
| Decrease in deferred tax liability | (58,759) |
| **Net Cash Flow Used in Operating Activities** | $ (141,563) |
| **Cash Flows used in Investing Activities** | |
| Acquisition of equipment | $ (216) |
| Acquisition of Goodwill | (125,000) |
| **Net Cash Used in Investing Activities** | $ (125,216) |
| **Net Decrease in Cash** | $ (266,779) |
| **Cash at September 30, 2022** | $ 444,305 |
| **Cash at September 30, 2023** | $ 177,526 |
| **Supplemental Information:** | |
| Federal and state income taxes paid | $ 72,290 |


The accompanying notes are an integral part of these financial statements.


# CARL M. HENNIG, INC.

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED SEPTEMBER 30, 2023

### NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Carl M. Hennig, Inc. (the "Company") was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees - Advisory fees are recognized based on the ending balance of the previous quarter and are paid in arrears.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Securities Transactions - Securities transactions of the Company, including commission revenue, 12b-1 revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation and Amortization - Depreciation of furniture and equipment is provided for using various methods over five to seven-year periods. Amortization of leasehold improvements is provided based on estimated life.

Goodwill – The Company values all intangible and identifiable intangible assets acquired and liabilities assumed in business combination transactions. Goodwill represents the unidentifiable assets that are implicitly included in the consideration exchanged for the acquired businesses.

The Company has elected the following accounting alternatives relative to goodwill and related impairment testing.

- The Company, as part of Goodwill, includes customer related intangibles that were acquired in connection with any business transactions.
- The Company has elected to test goodwill for impairment upon the occurrence of a triggering event or circumstance that indicates the fair value of the reporting unit is less than the carrying amount, including goodwill.
- The Company evaluates whether triggering events or changes in circumstances have occurred by considering the facts and circumstances that exist as of the end of the reporting period.

The Company has evaluated the intangible assets as of the reporting period and have concluded there is no impairment of goodwill as of September 30, 2023.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2023.

Leases – On October 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842)*. ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. This standard had no material impact on the Company's financial position and results of operations.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not.

Deferred taxes are provided on differences between financial reporting and income tax basis of accounting. The differences arise primarily from differing methods used to account for unrealized gain or losses on securities owned.

The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2019.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned on the Statement of Financial Condition consist of equity securities, treasury note, and a money market fund.

| Description | Fair Values as of September 30, 2023 | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Equity Securities | $ 211,758 | $ 211,758 | $ 0 | $ 0 |
| Treasury Note | 57,766 | 57,766 | 0 | 0 |
| Money Market Fund | 306,424 | 306,424 | 0 | 0 |
| Total Investments | $ 575,948 | $ 575,948 | $ 0 | $ 0 |

## NOTE 3 - FAIR VALUE MEASUREMENT – *(Continued)*

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

## NOTE 4 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2023, the Company incurred $67,981 of expense associated with this plan.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2023, the Company's net capital and required net capital were $506,533 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 59.5%.

## NOTE 6 - RELATED PARTY TRANSACTIONS

The shareholders and officers of the Company have provided office space to the Company during the year ended September 30, 2023 and charged the Company $48,000 for this service. There is no written agreement for this office lease. The terms are on a month to month basis.

## NOTE 7 - LEASE COMMITMENTS

The Company leases office space at two locations under month-to-month leases, including the main lease disclosed in Note 6. A third location had a month-to-month lease that was discontinued in December 2022. Rent expense for all locations was $53,815 for the year ended September 30, 2023.

## NOTE 8 - SHAREHOLDER AGREEMENT

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholder at a price equal to book value should the minority shareholder decide to sell their shares.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company sells securities it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in its financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date. As of September 30, 2023, the Company had no short sales recorded in its statement of financial condition. The Company also enters into these transactions to meet the needs of its customers, conduct trading activities, and manage market risks.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Either party may terminate the agreement without cause upon ninety days prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement unless it receives prior written approval from the Clearing Broker/dealer.

The agreement expires on March 1, 2025. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The deposit is held in a Treasury note and included in securities owned, at fair value, at September 30, 2023. The Company is also required to maintain a $120,000 broker/dealer fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 10 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at September 30, 2023, consists of:

| | | |
|---|---|---:|
| Furniture & fixtures | $ | 76,820 |
| Office equipment | | 21,523 |
| Leasehold improvements | | 162,550 |
| Total | | 260,893 |
| Less: accumulated depreciation and amortization | | 260,677 |
| Net | $ | 216 |

NOTE 11 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. No further disaggregation is warranted for the year ended September 30, 2023. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the amended FOCUS, filed December 19, 2023.

NOTE 12 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. The Company is not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any, to the Company.

Due to the nature of the business, the Company must adhere to certain compliance and regulations. During the year, the Company was fined $50,000, for a deficiency in their policies and procedures. The Company has since remedied the deficiency and no further action is required. The $50,000 is reflected on the Statement of Financial Condition in accounts payable at September 30, 2023.

NOTE 13 - SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

SUPPLEMENTAL INFORMATION

NOTE:   The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule.  Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

# CARL M. HENNIG, INC.

## SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

## SEPTEMBER 30, 2023

COMPUTATION OF NET CAPITAL
Total shareholders' equity                                    $    705,769
Deduct - Nonallowable assets                                      (160,444)

Net Capital before Haircuts                                   $    545,325
Less - Securities Haircuts                                         (38,758)
Less - Other                                                          (34)

              NET CAPITAL                                     $    506,533


COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital requirement (6 2/3%
     of total aggregate indebtedness)                        $     20,109


     Minimum dollar net capital requirement                  $    100,000


     Net capital requirement                                 $    100,000


COMPUTATION OF AGGREGATE INDEBTEDNESS
Total liabilities                                            $    301,631

Percentage of Aggregate Indebtedness to
  Net Capital                                                           59.5%

NOTE:  There are no material differences between the
       computations above and the computations included
       in the Company's corresponding unaudited Form X-
       17A-5 Part IIA filing, as amended December 19, 2023.


See accompanying Report of Independent Registered Public Accounting Firm.

# CARL M. HENNIG, INC.

## SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS – *(Continued)*

### SEPTEMBER 30, 2023

**RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2023)**

| | | |
|---|---|---|
| Net capital, as originally reported in Company's Part IIA (unaudited) FOCUS Report | $ | 574,519 |
| Adjustment for profit sharing | | (59,661) |
| Adjustment for income taxes | | 81,852 |
| Adjustment to allowable addition for deferred income tax liability | | (58,759) |
| Adjustment to non-allowable assets | | (26,375) |
| Adjustment to securities haircuts | | (5,043) |
| | | |
| Net Capital, Per previous page | $ | 506,533 |

See accompanying Report of Independent Registered Public Accounting Firm.



DSWD
CPAS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Carl M. Hennig, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Carl M. Hennig, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Carl M. Hennig, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) Carl M. Hennig, Inc. stated that Carl M. Hennig, Inc. met the identified exemption provision throughout the most recent fiscal year ended September 30, 2023 without exception. Carl M. Hennig, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carl M. Hennig, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
December 19, 2023

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

# Carl M. Hennig, Inc.

Investment Securities • Main and Otter • P.O. Box 1069 • Oshkosh, WI 54903-1069 • 920-231-6630 • Fax 920-231-1883

## EXEMPTION REPORT
### SEC Rule0 17a-5(d)(4)

December 19, 2023

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Carl M. Hennig, Inc. is a broker/dealer registered with the SEC and FINRA.

- Carl M. Hennig, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2023.

- Carl M. Hennig, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  - ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Carl M. Hennig, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended September 30, 2023 without exception.

- Carl M. Hennig, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2023.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: _Scot Harenburg_

Name and Title: Scot HARENBURG PRESIDENT

